ALSTON&BIRD LLP

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David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

December 13, 2013

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 122 to the Trust’s Registration Statement on Form N-1A, filed on October 18, 2013

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on November 22, 2013, relating to Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A filed on October 18, 2013 regarding the Braver Tactical Opportunity Fund (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

In the original filing for the Fund, other expenses were estimated to 0.62%, however, they are now notably higher (2.26%).  Please explain to the staff what caused this discrepancy.

Response #1

Other expenses for the Fund’s first year were a best efforts estimate for a new mutual fund taking into consideration the anticipated rate of asset growth for the Fund.  The flow of assets, however, was slower than anticipated given the risk controlled nature of the Fund’s investment strategy in a ‘risk on’ marketplace, the lack of a performance track record for the Fund, and a slower than anticipated acceptance on various mutual fund distribution platforms.  As assets under management are now beginning to show more steady growth as the rate of assets flowing into the Fund increases, other expenses are expected to decline significantly back towards the original estimate as certain fixed costs are spread across a larger asset base.  For the aforementioned reasons and given the uncertainty of a new fund and the growth of assets under management growth, the Adviser originally decided to cap the total fund expenses so that investors would not have to bear these higher costs.

Summary Section - Principal Investment Strategies

Comment #2

Please confirm whether the changes in investment strategy required shareholder approval.  Also, was the change based on an unplanned style drift or a conscious change on the part of the Adviser to have a more global strategy.

 Response #2

The changes to the Fund’s investment strategy were not approved by shareholders because the Fund’s investment strategy/policies are not fundamental and may be changed without shareholder approval.  We confirm, however, that Board did approve the changes.  We note, however, that although the Fund’s prospectus requires that shareholders be provided 60 days advance notice of any change to the Fund’s investment objective, neither the Fund’s prospectus nor its statement of additional information require that shareholders be given 60 days’ notice for changes to the Fund’s non-fundamental investment strategies/policies nor does the Fund believe that these changes are of the sort requiring such notice.

Further, the change to the Fund’s investment strategy was based on a conscious change on the part of the Adviser to have a more global strategy and not because of an unplanned style drift.  The Adviser found that the disclosure in the Fund’s currently effective Prospectus was too limited and sought to broaden out the Fund’s investment universe.  The specificity of the disclosure had unintentionally limited the Fund’s investment universe and would potentially keep the Adviser from utilizing investment models that may be part of the Fund’s overall strategy.  Broadening out the universe allows the Fund to remove these unintended limitations and utilize models to the best of the Adviser’s abilities consistent with the Fund’s objectives and for the potential benefit to shareholders.

Comment #3

You may want to add disclosure to the Principal Investment Strategies section regarding the expected maturity and credit quality of the Fund’s fixed income investments.

Response #3

The following disclosure has been added under the heading “Principal Investment Strategies” in both the Prospectus Summary and the Statutory Prospectus:

The Fund may invest in fixed income securities and the global fixed income models within the strategy may track a broad range of global fixed income investments. The Fund’s investment in fixed income may include junk bonds and the Fund may invest in securities of any maturity or credit quality. Typically, however, the average duration of the Fund’s fixed income investments is in the intermediate to longer term maturing range of 7-20 years.  In addition, the credit quality can vary as models exist for U.S. Treasury exposure which is investment grade credit to high-yield bonds (junk bonds) or non-investment grade.  Sovereign debt of foreign nations may also be owned and this credit quality may vary from non-investment grade to investment grade depending on rating agency ratings.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum